

THE BACON JAMS, LLC DBA TBJ GOURMET

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2018 & 2017



SURACE & STANTON

CERTIFIED PUBLIC ACCOUNTANTS



SURACE & STANTON
CERTIFIED PUBLIC ACCOUNTANTS

THE BACON JAMS LLC, DBA TBJ GOURMET

TABLE OF CONTENTS



SURACE & STANTON
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
The Bacon Jams, LLC DBA TBJ Gourmet
West Chester, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of The Bacon Jams LLC DBA TBJ Gourmet, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, except for the issue noted in the Known Departure from Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure from Accounting Principles Generally Accepted in the United States of America

As disclosed in Notes D and E to the financial statements, accounting principles generally accepted in the United States of America require membership units issued to management as compensation as well as membership units issued in exchange for interest free debt to be reported at fair value. Management has informed us that the Company has not reported any value for these equity features, which is not in accordance with accounting principles generally accepted in the United States of America. Management has not determined the effect of the departure from accounting principles generally accepted in the United States of America on the accompanying financial statements.



SURACE & STANTON, LLC
Certified Public Accountants
Broomall, Pennsylvania

March 15, 2019

THE BACON JAMS LLC DBA TBJ GOURMET
BALANCE SHEETS
DECEMBER 31,

(See Independent Accountant's Review Report)

ASSETS

	2018	2017
Current Assets		
Cash and cash equivalents	$ 31,233	$ 23,362
Accounts receivable, net of allowance		
for doubtful accounts of $1,350 and $415		
as of December 31, 2018 and 2017, respectively	32,109	40,597
Prepaid expenses	8,189	1,668
Inventory	123,060	39,458
Total Current Assets	194,591	105,085
Other Assets		
Security deposits	2,500	2,500
TOTAL ASSETS	$ 197,091	$ 107,585

THE BACON JAMS LLC DBA TBJ GOURMET
BALANCE SHEETS
DECEMBER 31,

(See Independent Accountant's Review Report)

LIABILITIES AND MEMBERS' EQUITY

	2018	2017
Current Liabilities		
Current maturities of long-term debt	$ 15,238	$ 14,000
Lines of credit	73,975	10,240
Accounts payable and accrued expenses	74,962	43,231
Other current liabilities	19,963	20,475
Total Current Liabilities	184,138	87,946
Long-Term Liabilities		
Long-term debt less current maturities	2,768	-
Total Long-Term Liabilities	2,768	-
Total Liabilities	186,906	87,946
Members' Equity	10,185	19,639
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 197,091	$ 107,585

THE BACON JAMS LLC DBA TBJ GOURMET
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(See Independent Accountant's Review Report)

	2018	2017
Gross Sales	$ 950,351	$ 537,661
Less: Allowances	(99,537)	(20,081)
Net Sales	850,814	517,580
Cost of Goods Sold	438,415	239,742
Gross Profit	412,399	277,838
Operating Expenses		
Selling and marketing expenses	196,294	66,429
General and administrative expenses	221,331	207,890
Total Operating Expenses	417,625	274,319
Operating Income	(5,226)	3,519
Other Income (Expense)		
Interest expense	(4,228)	(2,912)
Other income	-	19,202
Total Other Income (Expense)	(4,228)	16,290
Net (Loss) Income	(9,454)	19,809
Members' Equity - Beginning	19,639	(170)
MEMBERS' EQUITY - ENDING	$ 10,185	$ 19,639

THE BACON JAMS LLC DBA TBJ GOURMET
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(See Independent Accountant's Review Report)

	2018	2017
Cash Flows from Operating Activities		
Net (loss) income	$ (9,454)	$ 19,809
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Bad debt expense	5,941	5,810
(Increase) Decrease in:		
Accounts receivable	2,547	(24,939)
Prepaid expenses	(6,521)	369
Inventory	(83,602)	42,008
Increase (Decrease) in:		
Accounts payable and accrued expenses	31,731	(31,968)
Other current liabilities	(512)	(2,882)
Net Cash (Used) Provided by Operating Activities	(59,870)	8,207
Cash Flows from Financing Activities		
Net borrowing on lines of credit	63,735	10,240
Net borrowing (repayments) of long-term debt	4,006	(27,291)
Net Cash Provided (Used) By Financing Activities	67,741	(17,051)
Net Increase (Decrease) in Cash	7,871	(8,844)
Cash and Cash Equivalents		
at Beginning of Year	23,362	32,206
CASH AND CASH EQUIVALENTS		
AT END OF YEAR	$ 31,233	$ 23,362
Supplemental Disclosure of Cash		
Flows Information		
Cash paid during the year for interest	$ 4,228	$ 2,912

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bacon Jams, LLC DBA TBJ Gourmet (the "Company") is a Pennsylvania limited liability company organized in November 2013 that develops and markets specialty food products. The Company's products include various flavors of bacon jam as well as bacon spreads and condiments. The Company operates a warehouse and office facility in Norristown, PA. The Company sells its products all over the country through retailers, wholesale distributors and online sales directly to customers. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Interests in the Company are represented by Class A membership units ("Class A Units") and Class B membership units ("Class B Units") as defined by the limited liability company operating agreement under which the Company operates. All units participate in income and loss equally, but Class B units are non-voting. As of December 31, 2018 and 2017, the Company is authorized to issue up to 50,000 Class A units and 950,000 Class B units. The Company had 49,250 Class A Units and 39,350 Class B Units issued and outstanding as of December 31, 2018. The Company had 46,250 Class A Units and 30,750 Class B Units issued and outstanding as of December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition, and are carried at their estimated collectible amounts. As of December 31, 2018 and 2017, the Company estimated an allowance for doubtful accounts of $1,350 and $415, respectively. Bad debts are written off in the period in which they are deemed uncollectible. Any bad debts subsequently recovered are recorded in the financial statements in the period in which they are recovered. Bad debt expense for the years ended December 31, 2018 and 2017 was $5,941 and $5,810, respectively. Receivables from customers generally do not bear interest.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. No provision has been made for federal and state income taxes, as they are the responsibility of the members.

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for examination by applicable taxing authorities.

Advertising

The Company expenses advertising costs as they are incurred. Advertising, promotion and marketing expense for the years ended December 31, 2018 and 2017 was $86,948 and $23,378, respectively.

Revenue Recognition

The Company recognizes revenue as the products are shipped and title passes to the customer. Sales are reported net of trade promotion and other costs, including estimated allowances for returns, expired product, and prompt pay discounts. These allowances are determined based on historical experience for each customer. Sales, use, value-added, and other excise taxes are not recognized in revenue. Trade promotions are recorded based on estimated performance levels for negotiated programs at the time of sale. Total trade promotion and other costs netted against sales were $99,537 and $20,081 for the years ended December 31, 2018 and 2017, respectively.

Shipping and Handling Expenses

The Company records shipping and handling costs in general and administrative expenses. Shipping and handling expense was $27,345 and $32,022 for the years ended December 31, 2018 and 2017, respectively.

Research and Development

All expenditures for research and development are charged against earnings in the year incurred. Research and development includes expenditures for new product innovation and is comprised primarily of consulting and supplies. Research and development costs amounted to $5,195 and $0 for the years ended December 31, 2018 and 2017, respectively.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated subsequent events through March 15, 2019, the date on which the financial statements were available to be issued.

NOTE B – INVENTORY

Finished product inventories are stated at cost plus freight in, principally on a first in, first out method, but not in excess of net realizable value.

The Company regularly reviews the value of items in inventory to assess for obsolescence and spoilage. General inventory write offs for obsolescence and spoilage are included in costs of goods sold. As of December 31, 2018 and 2017, the Company determine no reserve was necessary for obsolescence and spoilage.

NOTE C – LINE OF CREDIT

On July 27, 2017, the Company secured a business line of credit with Citadel Federal Credit Union for borrowings up to $45,000 for working capital needs. Interest is charged at the Wall Street Journal Prime Rate (5.50% as of December 31, 2018) plus 2%. The line of credit is due on demand. The line of credit is collateralized by all the business assets of the Company and personally guaranteed by two of the Company's members. On May 17, 2018, the limit on the line of credit was increased to $80,000. On November 19, 2018, the limit on the line of credit was further increased to $150,000. As of December 31, 2018 and 2017, the balance on the Citadel line of credit was $65,539 and $10,240, respectively.

On March 5, 2018, the Company entered into the Working Capital Terms loan program offered by American Express. The program allows the Company to apply for short-term commercial loans that are paid directly to eligible vendors. The Company can choose a term of thirty days, sixty days or ninety days for each loan. American Express charges the Company a loan fee of 0.75%,1.5% or 2.25% of the base loan for loans with terms of thirty days, sixty days or ninety days, respectively. These fees equate to a 9% annual percentage rate for these loans. As of December 31, 2018, the balance on the American Express Working Capital Terms program was $8,436.

NOTE D – LONG TERM DEBT

On February 10, 2018, the Company entered into a term loan agreement with American Express for $30,000. The loan charges interest at 6.97% and is payable over twenty-four installments culminating in March 2018. As of December 31, 2018, the balance of the loan payable was $18,006.

In December 2015, the Company secured a $40,000 working capital loan from Bolstr where the Company would repay $46,000 with monthly installments limited to a percentage of sales. The Company made such installment payments and fully repaid the loan in December 2017. The balance of the loan was $0 on both December 31, 2018 and 2017.

NOTE D – LONG TERM DEBT (continued)

From time to time the Company has obtained zero interest working capital loans from various members without specified repayment periods in exchange for additional membership units. As of December 31, 2018 and 2017, the total balance of these related party loans was $0 and $14,000, respectively.

Aggregate maturities of long-term debt for the years ending December 31, are as follows:

2019	$ 15,238
2020	2,768
	$ 18,006

NOTE E – MEMBERS' EQUITY

The following table reflects the membership unit activity for the Company for the years ending December 31, 2018 and 2017:

	Class A Units	Class B Units
Units outstanding, January 1, 2017	21,250	28,750
Units issued for executive compensation	22,000	-
Units issued for personal guarantee of debt	3,000	-
Units issued for personally providing loans	-	2,000
Units outstanding, December 31, 2017	46,250	30,750
Units issued for executive compensation	-	7,600
Units issued for personal guarantee of debt	2,000	-
Units issued for serving on the advisory board	1,000	500
Units issued for personally providing loans	-	500
Units outstanding, December 31, 2018	49,250	39,350

On January 7, 2019, the Company issued various Company members 7,600 Class B units for various reasons including executive compensation, consideration for personally guaranteeing debt, personally providing loans to the Company, and serving on the Company advisory board.

NOTE F – LEASE AGREEMENTS

The Company rents its office and warehouse facility under a noncancelable lease agreement dated December 29, 2015 that extends through March 31, 2019. The lease requires monthly rent payments ranging from $1,633 to $1,733. The Company has forgone its option to extend the lease past March 31, 2019. The Company is responsible for its portion of common area maintenance. The Company sublets a portion of its warehouse space on a month to month basis for $650 per month. Rental income for both the years ending December 31, 2018 and 2017 was $7,800. Rental income is netted against rent expense in the income statement. Net rent expense, including common area maintenance expenses, for the years ending December 31, 2018 and 2017 was $18,874 and $18,086, respectively. As of December 31, 2018, the Company had prepaid January and February 2019 rent and common area maintenance for $3,817.

NOTE F – LEASE AGREEMENTS (continued)

Future minimum lease payments due under outstanding lease agreements are as follows:

2019	$ 1,733
	$ 1,733

NOTE G – RELATED PARTY TRANSACTIONS

From time to time the Company has obtained zero interest working capital loans from various members without specified repayment periods. As of December 31, 2018 and 2017, the total balance of these related party loans was $0 and $14,000, respectively.

From time to time the Company sells product to certain employees and members for them to resell at special events as an independent seller. All sales are made at prevailing rates for the products sold. Total sales of this type for the years ending December 31, 2018 and 2017 were $32,295 and $34,513, respectively.

NOTE H – CONCENTRATIONS OF CREDIT RISKS

The Company has potential concentration of credit risks consisting principally of temporary cash deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

NOTE I – CONCENTRATIONS

For the year ended December 31, 2018, one customer represented approximately 56% of revenues. Amounts due from this customer were 1% of total accounts receivable as of December 31, 2018.

For the year ended December 31, 2017, one customer represented approximately 17% of revenues. Amounts due from this customer were 0% of total accounts receivable as of December 31, 2017.

For the year ended December 31, 2018, approximately 60% of the Company's net purchases occurred with two vendors. As of December 31, 2018, amounts due to the vendors were 63% of total accounts payable.

For the year ended December 31, 2017, approximately 65% of the Company's net purchases occurred with two vendors. As of December 31, 2017, amounts due to the vendors were 58% of total accounts payable.